Exhibit 99.1

Corporate Office Minefinders Corporation Ltd. 2288-1177 West Hastings Street Vancouver, BC, Canada V6E 2K3 T 604 687 6263 F 604 687 6267

NEWS RELEASE

MINEFINDERS ANNOUNCES SECOND QUARTER 2011 PRODUCTION AND SALES RESULTS

(All figures are in United States dollars unless otherwise stated)

Vancouver, British Columbia – July 11, 2011 – Minefinders Corporation Ltd. today reported its production and sales results for the quarter ended June 30, 2011. Full financial and operating results for the quarter will be released after market close on Wednesday, August 3.

Second Quarter 2011 Production and Sales Results

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Gold ounces produced	19,571	13,783	37,383	32,561
Silver ounces produced	1,004,739	277,147	1,961,499	522,233

Gold ounces sold	20,772	14,073	37,763	33,757
Silver ounces sold	1,087,732	266,129	1,971,492	526,797
Gold-equivalent ounces sold(1)	48,578	18,256	86,276	41,907

Sales proceeds (millions)	$73.1	$21.6	$125.4	$48.0

(1) Gold-equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold-equivalent based on the ratio of actual realized gold price to actual realized silver price.  Gold-equivalent ounces sold in the second quarter and six-month period of 2011 were estimated using a 39 to one silver to gold ratio and a 41 to one silver to gold ratio, respectively (2010 – 64 to one ratio and 65 to one ratio, respectively).

The calculation of operating and total cash costs for the second quarter 2011 has not yet been completed. This information will be included with the results to be released on August 3.

Timing for Release of Second Quarter 2011 Financial and Operating Results

After market close on Wednesday, August 3, 2011 Minefinders will release its second quarter 2011 financial and operating results. An investor conference call will be held on Thursday, August 4, 2011 at 8 a.m. Pacific Time (11 a.m. Eastern Time) to discuss the results. Participants may join the call by dialing 1-877-240-9772 toll-free or 1-416-340-9432 for calls outside Canada and the U.S. Simultaneously, an audio webcast of the conference call will be available on the home page of the Company's website, www.minefinders.com.

An audio replay will be available until August 11, 2011 by calling 1-800-408-3053 toll-free or 1-905-694-9451 for calls outside Canada and the U.S. and entering pass code 7573714.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative
Toll Free: (866) 687-6263

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2010 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended March 31, 2011, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.

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